(FORMERLY KEEGAN RESOURCES INC.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Three and nine months ended  September 30, 2013 and 2012

_______________________

ASANKO GOLD INC.

(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of Financial Position (Unaudited

Expressed in United States Dollars

	September 30, 2013	December 31, 2012
Assets

Current assets:
Cash and cash equivalents	$185,380,798	$204,611,912
Receivables	120,431	509,350
Prepaid expenses and deposits (note 11(b))	312,998	384,867
	185,814,227	205,506,129

Non-current assets:
Plant and equipment	1,653,296	1,784,587
Mineral interests and development assets (note 4)	55,430,407	46,378,464
Deferred debt financing costs (note 5)	376,276	-
Investment in associate (note 6)	1,000	627,394
	57,460,979	48,790,445

Total assets	$243,275,206	$254,296,574

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 11 (b))	$1,576,639	$3,764,302
	1,576,639	3,764,302

Non-current liabilities:
Foreign currency warrant liability (note 16(b))	1,559,805	12,494,674
Asset retirement provision (note 8)	9,732,486	11,089,081
	11,292,291	23,583,755

Total liabilities	12,868,930	27,348,057

Shareholders’ Equity

Share capital (note 9)	334,423,542	334,376,490
Equity reserves (note 10)	36,001,130	33,160,370
Accumulated deficit	(140,018,396)	(140,588,343)
Total shareholders’ equity	230,406,276	226,948,517

Total liabilities and shareholders’ equity	$243,275,206	$254,296,574

Subsequent event (note 17)

Commitments (note 12)

Contingencies (note 13)

Approved by the Board of Directors on November 5, 2013:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of

Comprehensive Loss (Income) (Unaudited)

Expressed in United States Dollars

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Administration expenses:
Consulting fees, wages and benefits (note 11)	$742,000	$438,910	$2,347,177	$2,065,949
Depreciation	51,141	27,657	101,011	125,541
Office, rent and administration	246,443	393,453	1,105,582	1,620,909
Professional fees	138,434	134,681	534,387	675,225
Regulatory fees, transfer agent and
shareholder information	24,812	102,107	350,165	232,704
Share-based payments (note 10(a))	435,588	1,304,973	1,929,920	5,306,354
Travel, promotion and investor relations	179,461	279,780	1,119,422	1,787,779
	1,817,879	2,681,561	7,487,664	11,814,461

Exploration and evaluation expenditures (note 7)	125,579	560,513	1,088,935	3,372,463

Other expenses (income):
Accretion expense (note 8)	70,126	36,480	192,214	151,484
Bank charges and interest	6,597	7,509	19,090	7,821
Business development (note 3)	13,076	-	750,386	-
Change in foreign currency warrant liability	(325,082)	-	(10,934,869)	-
Disposition loss on loss of control of subsidiary	-	-	-	1,882,184
Foreign exchange loss (gain)	(515,767)	(1,195,471)	922,267	(1,947,723)
Impairment loss on investment in associate (note 6)	-	-	626,394	-
Interest and other income	(233,233)	(291,818)	(772,695)	(565,599)
Write-off of property and equipment	50,667	-	50,667	-
	(933,616)	(1,443,300)	(9,146,546)	(451,833)

Loss (income) and comprehensive
loss (income) for the period	$1,009,842	$1,798,774	$(569,947)	$14,735,091

Loss (earnings) per share
Basic and diluted	$0.01	$0.02	$(0.01)	$0.20

Weighted average number of shares outstanding
Basic	85,051,295	75,552,468	85,040,052	75,545,838
Diluted	85,101,104	75,552,468	85,081,185	75,545,838

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)

Nine months ended September 30, 2013 and 2012

 Expressed in United States Dollars

	Number		Equity	Accumulated	Total
	of shares	Share capital	reserves	deficit	equity

Balance as at December 31, 2011	75,500,838	$312,866,109	$23,747,085	$(119,781,334)	$216,831,860
Issuance of common shares for:
Exercise of share-based options	25,000	176,316	(75,675)	-	100,641
Mineral interest (note 4(a))	30,000	185,025	-	-	185,025
Share-based payments (note 10(a))	-	-	7,805,136	-	7,805,136
Net loss for the period	-	-	-	(14,735,091)	(14,735,091)
Balance as at September 30, 2012	75,555,838	$313,227,450	$31,476,546	$(134,516,425)	$210,187,571

Balance as at December 31, 2012	85,034,338	$334,376,490	$33,160,370	$(140,588,343)	$226,948,517
Issuance of common shares for:
Mineral interest (note 4(a))	20,000	47,052	-	-	47,052
Share-based payments (note 10(a))	-	-	2,840,760	-	2,840,760
Net income for the period	-	-	-	569,947	569,947
Balance as at September 30, 2013	85,054,338	$334,423,542	$36,001,130	$(140,018,396)	$230,406,276

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

                Expressed in United States Dollars

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Cash provided by (used in):

Operating activities:
Profit (Loss) for the period	$(1,009,842)	$(1,798,774)	$569,947	$(14,735,091)
Items not involving cash:
Accretion expense	70,126	36,480	192,214	151,484
Change in foreign currency warrant liability	(325,082)	-	(10,934,869)	-
Depreciation	54,051	49,429	130,299	363,325
Disposition loss on loss of control of subsidiary	-	-	-	1,882,184
Impairment of investment in associate	-	-	626,394	-
Interest income	(233,233)	(291,818)	(772,695)	(565,599)
Share-based payments	435,588	1,304,973	1,929,920	5,306,354
Share-based payments included in
exploration and evaluation expenditures	(29,634)	106,457	32,521	460,293
Unrealized foreign exchange loss (gain)	430,190	(1,241,952)	(1,093,607)	(1,483,496)
Write-off of property and equipment	50,667	-		50,667
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(296,151)	(52,410)	(2,190,953)	(695,965)
Prepaid expenses and deposits	154,581	27,113	70,134	(298,297)
Receivables	65,741	30,767	127,540	147,347
	(632,998)	(1,829,735)	(11,262,488)	(9,467,461)

Investing activities:
Purchase of plant and equipment	(244,595)	(23,237)	(330,264)	(280,315)
Development costs	(3,306,586)	(1,847,291)	(9,184,753)	(11,463,609)
Acquisition of mineral interests (note 4(a))	(150,000)	(110,000)	(150,000)	(110,000)
Net investment in associate	-	-	-	(1,923,415)
Interest received	252,816	99,021	1,040,423	880,806
	(3,448,365)	(1,881,507)	(8,624,594)	(12,896,533)

Financing activities:
Shares issued for cash, net of share
issuance costs	-	-	-	100,642
Deferred debt financing costs	(376,276)	-	(376,276)	-
	(376,276)	-	(376,276)	100,642

Impact of foreign exchange on cash and cash
equivalents	(547,898)	1,175,301	1,032,244	1,474,404

Decrease in cash and cash equivalents for the period	(5,005,537)	(2,535,941)	(19,231,114)	(20,788,948)

Cash and cash equivalents, beginning of period	190,386,335	188,359,850	204,611,912	206,612,857

Cash and cash equivalents, end of period	$185,380,798	$185,823,909	$185,380,798	$185,823,909

Supplemental cash flow information (note 15)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a feasibility study for the Esaase Gold Project. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.

Basis of presentation

(a)

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the nine months ended December 31, 2012, except for the new accounting standards adopted commencing January 1, 2013 as described in note 2(d). The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the nine months ended December 31, 2012.

These consolidated financial statements were authorized for issue and approved by the Board of Directors on November 5, 2013.

(b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of foreign currency warrant liability (note 16 (b)) and asset retirement provisions (note 8), which are measured at fair value.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited Ghana	Ghana	90%
Keegan Resources South Africa (PTY) Ltd.	South Africa	100%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions have been eliminated on consolidation.

Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted in the current period.

(c)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the nine months ended December 31, 2012.

(d)

Adoption of new accounting standards and interpretations

(i)

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and was adopted commencing January 1, 2013. The adoption of IFRS 10 did not have an impact on these interim consolidated financial statements.

(ii)

IFRS 11, Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued guidance establishing principles for financial reporting by parties to a joint arrangement. IFRS 11 replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The adoption of this standard, commencing January 1, 2013, did not have an impact on these interim consolidated financial statements.

(iii)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The disclosure requirements are applicable to all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard, commencing January 1, 2013, did not result in additional disclosures to what the Company has already been providing in regards to its subsidiaries and interest in associate.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

2.

Basis of presentation (continued)

(d)

Adoption of new accounting standards and interpretations (continued)

(v)

IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB issued guidance establishing a single source for fair value measurement. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value, with limited exceptions. The adoption of IFRS 13, commencing January 1, 2013,  resulted in an additional disclosure on the Company’s financial instruments in the condensed interim consolidated financial statements.

(v)

IAS 27, Separate Financial Statements (“IAS 27”)

IAS 27 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 27 sets the standards for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required, to present separate non-consolidated financial statements. The adoption of this new standard, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

(vi)

IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 28 provides additional guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control or significant influence over an investee. The adoption of this new standard, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

(vii)

IFRIC 19, Extinguishing financial liabilities with equity instruments (“IFRIC 19”)

IFRIC 19 addresses the accounting by the entity that issues equity instruments in order to settle, in full or in part, a financial liability. The adoption of IFRIC 19, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

(viii)

IFRIC 20, Stripping costs in a production phase of a surface mine (“IFRIC 20”)

This Interpretation clarifies that surface mining companies will capitalize production stripping costs that benefit future periods if certain criteria are met. The adoption of IFRIC 20, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

3.

Arrangement agreement

On December 5, 2012, the Company and PMI Gold Corporation (“PMI”) entered into an all-share merger of equals arrangement agreement (the “Arrangement”).

On February 18, 2013 Asanko and PMI announced that they had terminated the Arrangement.   PMI and Asanko agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement.

During the nine months ended September 30, 2013, the Company incurred $737,310 in legal, consulting and regulatory costs related to the proposed arrangement agreement.

4.

Mineral interests and development assets

(a)

Essase Gold Project

Asanko Ghana owns a 100% interest in the Esaase Gold Project in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The Ghanaian government owns a 10% free carried interest in Asanko Ghana and the Esaase Gold property is subject to a 5% royalty payable to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Asanko Ghana was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

Asanko Ghana owns a 100% interest in the Jeni River Concession mining lease and exploration rights. The Jeni River Concession lies directly to the southwest and contiguous to the Esaase Gold property. The Jeni River Concession is subject to a 5% royalty payable to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee.

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession a mineral concession adjacent to the Esaase Gold property.

On July 15, 2010, Asanko Ghana entered into an option agreement with Sky Gold Mines Limited (“SGM”) whereby it was granted the exclusive option by SGM to acquire a 100% interest in a four-part concession adjacent to the Esaase Gold property. Pursuant to the agreement, Asanko Ghana was required to make staged payments totaling $400,000, and cause a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages. As at September 30, 2013, Asanko Ghana fulfilled the requirement of the option agreement and thereby acquired a 100% interest in the SGM concession. The SGM concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

4.

Mineral interests and development assets (continued)

(a)

Essase Gold Project (continued)

During November 2012, Asanko Ghana completed the acquisition of 10.3 sq. km of the Small Scale Mining Reserve (“SSMR”) located immediately on strike to the southwest of the Esaase main zone in exchange for  a 12.5 sq. km portion of its Jeni River Concession mining lease. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property and other properties owned by Asanko Ghana through an interest in Asanko Ghana.

Asanko Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Asanko Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Asanko Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Asanko Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Asanko Ghana is in a net liability position.

(b)

Asumura Gold project

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura Gold property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

(c) Development assets

		Accumulated	Net book
September 30, 2013	Cost	depreciation	value

Acquisition costs, Asumura	$ 170,043	$ -	$ 170,043

Acquisition costs, Esaase	4,695,444	-	4,695,444
Development costs, Esaase	41,426,015	-	41,426,015
Asset retirement obligation, Esaase	9,138,905	-	9,138,905
Esaase development project	55,260,364	-	55,260,364

	$ 55,430,407	$ -	$ 55,430,407

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

4.

Mineral interests and development assets (continued)

(c)

Development assets (continued)

		Accumulated	Net book
December 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$ 170,043	$ -	$ 170,043

Acquisition costs, Esaase	4,498,392	-	4,498,392
Development costs, Esaase	31,022,314	-	31,022,314
Asset retirement obligation, Esaase	10,687,715	-	10,687,715
Esaase development project	46,208,421	-	46,208,421

	$ 46,378,464	$ -	$ 46,378,464

Based on positive results of a pre-feasibility study for the Esaase Gold Project, the Company began capitalizing costs associated with the development of the project effective October 1, 2011.

Continuity of  mineral interests

	Nine months ended	Nine months ended
	September 30, 2013	December 31, 2012

Opening balance	$ 46,378,464	$ 25,822,734

Additions:
Acquisition costs, Esaase	197,052	535,884
Development costs, Esaase	10,403,700	17,792,257
Asset retirement obligation (note 8)	(1,548,809)	2,227,589
	9,051,943	20,555,730

Closing balance	$ 55,430,407	$ 46,378,464

	Nine months ended September 30, 2013	Nine months ended December 31, 2012

Esaase:
Camp operations	$ 1,914,353	$ 2,017,952
Development support costs and settlement fees	545,130	8,305,494
Feasibility studies and engineering	4,501,976	3,215,037
Permitting	265,480	-
Share-based payments	878,319	1,401,268
Sustainability, community affairs and environment	2,201,708	2,755,749
VAT receivable allowance	96,734	96,757
Total development costs for the period	$ 10,403,700	$ 17,792,257

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

5.

Deferred debt financing costs

During the nine months ended September 30, 2013, the Company incurred $376,276  in legal and other fees related to the Definitive Senior Facilities Agreement (“DSFA”) that the Company entered into subsequent to September 30, 2013 (note 17). As the DFSA is drawn down, these costs will be reclassified to non-current liabilities and amortized over the life of the DSFA using the effective interest rate method.

6.

Investment in associate

During the nine months ended September 30, 2013, the Company reviewed its equity investment in Universal Mineral Services Inc. (“UMS”) for impairment and concluded that the carrying amount exceeded its recoverable amount and therefore recorded an impairment charge of $626,394.

7.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Esaase:
Camp operations	$ 20,656	$ 133,839	$ 199,817	$ 371,821
Exploration drilling	-	-	-	1,319,726
Exploration support costs	133,768	317,433	846,869	1,102,989
Share-based payments VAT receivable allowance	(29,634) 789	106,457 2,440	32,521 9,384	460,293 114,990
	125,579	560,169	1,088,591	3,369,819

Asumura:	-	344	344	2,644
Total exploration and evaluation expenditures	$ 125,579	$ 560,513	$ 1,088,935	$ 3,372,463

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

8.

Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase Gold project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this obligation has been recorded as a non-current provision.

During the nine months ended September 30, 2013, the Company decreased the asset retirement provision by $1.5 million due to an increase in the discount rate from 2.16% at December 31, 2012 to 3.03% at September 30, 2013.

Esaase development project	Nine months ended	Period ended
	September 30, 2013	December 31, 2012

Opening balance	$ 11,089,081	$ 8,737,634
Additions (reductions) (note 4)	(1,548,809)	2,227,589
Accretion	192,214	123,858
Closing balance	$ 9,732,486	$ 11,089,081

9.

Share capital

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent to the Esaase concession (note 4(a)). The fair value of the shares was estimated to be $47,052 or $2.35 (C$ 2.45) per share which was the closing market price of the Company’s shares at July 15, 2013 when the shares were issued.

.

10.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of Options	Weighted average exercise price
Balance, December 31, 2012	8,158,750	C$4.45
Granted	921,000	C$2.66
Cancelled/Forfeited	(2,436,250)	C$5.15
Expired	(345,000)	C$4.20
Balance, September 30, 2013	6,298,500	C$3.93

During the nine months ended September 30, 2013, the Company granted 921,000 share-based options to employees, officers and directors of the Company, of which 365,000 were granted on May 21, 2014 at an exercise price of $2.42, and 556,000 were granted on August 14, 2014 at an exercise price $2.81. Both grants have an expiry date of five years from the grant date.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

10.

Equity reserves (continued)

(a)

Share-based options (continued)

The following table summarizes the share-based options outstanding and exercisable at September 30, 2013:

	Number outstanding at		Number exercisable at
Exercise price	30-Sep-13	Expiry date	30-Sep-13

C$1.12	12,500	15-Jan-14	12,500
C$3.31	50,000	2-Jun-14	50,000
C$3.10	75,000	2-Jul-14	75,000
C$3.10	75,000	17-Jul-14	75,000
C$4.01	75,000	6-Oct-14	75,000
C$6.19	525,000	26-May-15	525,000
C$8.00	50,000	17-Mar-16	50,000
C$4.59	802,500	16-Feb-17	802,500
C$3.74	1,727,500	7-Jun-17	1,504,063
C$3.75	1,150,000	16-Oct-17	718,750
C$3.90	835,000	7-Nov-17	521,875
C$2.42	365,000	21-May-18	136,875
C$2.81	556,000	14-Aug-18	139,000
	6,298,500		4,685,563
Weighted average contractual life remaining at September 30, 2013	3.62		3.38

During the three months ended September 30, 2013, under the Black-Scholes option pricing model, $405,954 (three months ended September 30, 2012 - $1,411,430) in share-based payments were recorded in the statement of comprehensive loss, which includes a reversal of $29,634 due to forfeitures, included in exploration and evaluation expenses (three months ended September 30, 2012 – expense of $106,457) . In addition, during the three months ended September 30, 2013,  a reduction in share-based payments of $30,221 were included in mineral interests and development costs (three months ended September 30, 2012 – increase of $339,389) due to forfeitures.

During the nine months ended September 30, 2013, under the Black-Scholes option pricing model, $1,962,441 (nine months ended September 30, 2012 - $5,766,647) in share-based payments were recorded in the statement of comprehensive loss of which $32,521 (nine months ended September 30, 2012 - $460,293) were included in exploration and evaluation expenses. In addition, during the nine months ended September 30, 2013, share-based payments of $878,319 were included in mineral interests and development costs (nine months ended September 30, 2012 - $2,038,489).

The fair value of the share-based options granted or revalued during the three and nine months ended September 30, 2013 and 2012, used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Risk free interest rate	1.72%	-	1.53%	1.18%
Expected dividend yield	-	-	-	-
Share price volatility	57.49%	-	56.93%	78.40%
Forfeiture rate	3.01%	-	3.01%	1.08%
Expected life of options	3.51 years	-	3.51 years	3.56 years

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

10.

Equity reserves (continued)

(b)

Warrants

The continuity of share purchase warrants for the nine months ended September 30, 2013 is as follows:

Exercise price	Expiry date	December 31, 2012	Issued	Exercised	Expired	September 30, 2013

C$ 7.50	February 17, 2013	284,050	-	-	(284,050)	-
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500

		9,727,550	-	-	(284,050)	9,443,500

The 9,443,500 warrants issued pursuant to a non-brokered private placement on November 5, 2012 have an acceleration clause attached that gives the Company the right to accelerate the warrants’ exercise period to 30 days, should the share price trade at a price of greater than C$6.00 per share for a period of twenty consecutive trading days.

11.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Salaries and benefits	$ 609,946	$ 277,908	$ 1,908,496	$ 1,604,099
Share-based payments	204,544	436,354	1,413,319	3,206,041
	$ 814,490	$ 714,262	$ 3,321,815	$ 4,810,140

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

UMS (i)	$ 40,988	$ 510,554	$ 1,430,374	$ 1,248,935
Rock-on Exploration Ltd. (ii)	-	15,000	-	65,070
Other public companies (iii)	-	-	-	(439,755)
	$ 40,988	$ 525,554	$ 1,430,374	$ 874,250

Related party balances receivable (payable):

	September 30, 2013	December 31, 2012

Universal Mineral Services Ltd. (i)	$ (12,618)	$ (237,900)
Universal Mineral Services Ltd. – prepaid deposit (i)	24,265	138,201
	$ 11,647	$ (99,699)

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

11.

Related party balances and transactions (continued)

(b)

Other related parties balances and transactions (continued)

(i)

UMS

UMS was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy costs and IT services where required.

(ii)

Rock-on Exploration Ltd. (“Rock-on”)

Rock-on is a private company controlled by a former director of the Company. Pursuant to this geological consulting agreement, the Company paid $10,000 per month plus benefits until March 31, 2012, and after that $5,000 per month plus benefits until October 30, 2012 when the director resigned.

(iii)

Other public companies

During the three and nine months ended September 30, 2012, the Company recovered the cost of geological, corporate development, administrative and management services provided by UMS to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company did not recover any costs from these related parties, subsequent to March 30, 2012.

12.

Commitments

As at September 30, 2013 and December 31, 2012, the Company did not have any significant contractual commitments except as disclosed in note 4.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

13.

Contingencies

(a)

Ghanaian mining taxes

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions. The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

(b)

Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease until May 2015 (note 11 (b)).

(c)

Legal claims

As at September 30, 2013, the Company did not have any significant legal claims against it, outside the normal course of business.

14.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

September 30, 2013	Canada	Ghana	Total

Plant and equipment	$ 91,652	$ 1,561,644	$ 1,653,296
Deferred debt financing costs	-	376,276	376,276
Mineral interest and development costs	-	55,430,407	55,430,407
Investment in associate	1,000	-	1,000
	$ 92,652	$ 57,368,327	$ 57,460,979

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

14.

Segmented information (continued)

Geographic Information (continued)

December 31, 2012	Canada	Ghana	Total

Plant and equipment	$ 148,019	$ 1,636,568	$ 1,784,587
Investment in associate	627,394	-	627,394
Mineral interests and development costs	-	46,378,464	46,378,464
	$ 775,413	$ 48,015,032	$ 48,790,445

Geographic allocation of loss (income)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Canada	$ 485,064	$ 1,373,269	$ (2,678,486)	$ 10,386,049
Ghana	524,778	425,505	2,108,539	4,349,042
Total	$ 1,009,842	$ 1,798,774	$ (569,947)	$ 14,735,091

15.

Supplemental cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Change in asset retirement provision included in mineral interest	$ (250,708)	$ -	$ (1,548,809)	$ 1,244,976
Change in accounts payable related to mineral interests and development costs	1,550,536	(8,499)	60,039	(88,603)
Depreciation included in exploration and evaluation costs	2,910	21,772	29,288	237,784
Depreciation included in mineral interest and development costs	102,989	77,344	280,589	101,709
Fair value of shares included in mineral interest	47,052	-	47,052	156,009
Share-based compensation included in mineral interests and development cost	(30,221)	339,389	878,319	2,038,490

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

16.

 Financial instruments

(a)

Risk exposure

The Company is exposed to currency risk through its holding of Canadian dollar (CAD) cash and cash equivalents. At September 30, 2013, the Company had a CAD balance of $23.6 million (December 31, 2012 - $32.5 million) expressed in US dollar equivalent. As at September 30, 2013 and December 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

(b)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at September 30, 2013 and at December 31, 2012 of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2013	December 31, 2012
Risk free interest rate	1.19%	1.14%
Expected dividend yield	0%	0%
Share price volatility	53%	63%
Share price at the date of valuation	C$2.41	C$3.95
Expected life of warrants	1.10 years	1.85 year

(ii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

17.

 Subsequent event

During October 2013 the Company entered into a DSFA with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") to provide a secured project debt facility for a total of $150 million. The project debt facility will be used for the development, construction and working capital requirements of the Esaase Gold Project.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). The Overrun Facility is provided as an option available to the Company, should it be required. The DSFA is fully secured by the assets of the Company's current subsidiaries and guaranteed by the Company until project completion.

In addition to the DSFA, Asanko and Red Kite have also entered into an Offtake Agreement under which the Company has agreed to sell the gold from Esaase for the life of the mine to Red Kite at spot prices during a nine day quotational period following shipment.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended  September 30, 2013 and 2012

Expressed in United States Dollars

17.

 Subsequent event (continued)

Details of the individual facilities and and Offtake Agreement include the following:

Project Facility Details ($130 million):

●	Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;
●	1.5% arrangement fee payable upon execution and a 1.5% fee payable on drawdowns;
●	First drawdown shall be made on or before May 1, 2014 and at least $90 million will have either been drawn down or requested for utilization on or before December 31, 2014;
●

First repayment date is expected to be April 1, 2016 and each of the three subsequent quarterly loan repayment dates shall be 4% of the total Project Facility. The following ten quarterly loan repayments shall each be 8% of the total Project Facility with the exception of payments seven and eight (October 2018 and January 2019 respectively) each being 10% of the total Project Facility;

●	Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and
●

Conditions precedent to drawdown principally are completion of the Definitive Study ("DFS") with material outcomes substantially the same as the May 2013 Pre-Feasibility Study ("PFS") and receipt of the Environmental Permit for  Esaase Gold Project.

Overrun Facility Details ($20 million):

●	Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;
●	1.5% arrangement fee payable upon execution and a 3% fee payable on drawdowns;
●	Three year quarterly repayment schedule and early repayment at any time without penalty; and
●

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Esaase Gold Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

●	100% of the Esaase Gold Project's future gold production over the life of the mine;
●	Red Kite to pay for 100% of the value of the gold nine business days after shipment;
●	A provisional payment of 90% of the estimated value will be made one business day after delivery; and
●	The gold sale price will be a spot price selected during a nine day quotational period following shipment.